

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

Prabir Adarkar
Chief Financial Officer
DoorDash, Inc.
303 2nd Street, South Tower, 8th Floor
San Francisco, California 94107

Re: DoorDash, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-39759

Dear Mr. Adarkar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Key Business and Non-GAAP Metrics, page 66

1. Please revise your presentation to present the most comparable GAAP measures for Contribution Profit and Adjusted EBITDA with equal or greater prominence in both your table and your discussion presented here. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 72

2. We note that all of your Non-GAAP measures presented here, except for Adjusted EBITDA, include an adjustment for "Allocated Overhead." Overhead appears to include normal, recurring, cash operating expenses necessary to operate your business. Please tell us why you believe these adjustments are permitted under Rule 100(b) of

Regulation G. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services